UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

YuMe, Inc.

(Name of Subject Company)

YuMe, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

98872B104

(CUSIP Number of Class of Securities)

Paul Porrini

YuMe, Inc.

1204 Middlefield Road

Redwood City, California 94063

(650) 591-9400

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

James J. Masetti, Esq.

Christina F. Pearson, Esq.

Pillsbury Winthrop Shaw Pittman LLP

2550 Hanover Street

Palo Alto, CA 94304

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of YuMe, Inc., a Delaware corporation (“YuMe”) filed with the Securities and Exchange Commission (the “SEC”) on January 4, 2018 (as amended on January 16, 2018, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Redwood Merger Sub I, Inc., a Delaware corporation (the “Purchaser”) and a direct wholly owned subsidiary of RhythmOne plc, a public limited company incorporated and registered in England and Wales (“RhythmOne” or “Parent”), to acquire all of the outstanding shares of the common stock of YuMe, $0.001 par value per share (the “Shares”), in exchange for consideration, for each share validly tendered and not withdrawn, in the form of (i) $1.70 in cash and (ii) 0.7325 ordinary shares of RhythmOne (“RhythmOne Shares”), plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Prospectus/Offer to Exchange, dated January 4, 2018 and the related Letter of Transmittal, copies of which are attached as Exhibits (a)(4) and (a)(1)(i), respectively, to the Tender Offer Statement on Schedule TO filed by RhythmOne and Purchaser with the SEC on January 4, 2018.

This Amendment No. 2 is being filed to reflect certain supplemental disclosures set forth below in this Amendment No. 2 to the Schedule 14D-9. Although YuMe believes that no further supplemental disclosure is required under applicable laws, YuMe is making available some additional information (which it considers immaterial) to its Stockholders in this Amendment No. 2. Except as otherwise indicated below, the information set forth in the prior Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

(a) “Item 3. Past Contacts, Transactions, Negotiations and Agreements – (d)(2) Arrangements between RhythmOne (and the Purchaser) and YuMe and YuMe Affiliates – Appointments to the RhythmOne Board of Directors” is hereby amended and restated in its entirety to read as follows:

Appointments to the RhythmOne Board of Directors

Pursuant to the Merger Agreement, the RhythmOne board of directors has agreed to cause the RhythmOne board of directors to be comprised of a total of seven directors and to appoint two persons designated by YuMe to serve on the RhythmOne board of directors. It was important to the YuMe Board during its negotiations with RhythmOne that some YuMe designees would serve on the board of the combined company following Closing to provide continued input on the direction of the combined company following Closing and to protect the interests of the former YuMe Stockholders. It is currently expected that Eric Singer, current Chairman of YuMe, and John Mutch, current director of YuMe, will be appointed to the RhythmOne board of directors, with Mr. Singer serving as Chairman of the RhythmOne board of directors. It is also currently expected that each of Mr. Singer and Mr. Mutch will receive the standard compensation provided to RhythmOne directors serving in comparable roles, and no discussions or agreements have been had to the contrary.

(b) “Item 3. Past Contacts, Transactions, Negotiations and Agreements – (d)(2) Arrangements between RhythmOne (and the Purchaser) and YuMe and YuMe Affiliates – Potential Employment Agreements Following the Transactions” is hereby amended and restated in its entirety to read as follows:

Potential Employment Agreements Following the Transactions

It is anticipated that of the four current executive officers of YuMe, only Michael Hudes, YuMe’s current Chief Revenue Officer, will have a position as an executive officer of RhythmOne following the Transactions. The other three current executive officers of YuMe will not be continuing with RhythmOne following the Transactions. Subject to the terms of the Merger Agreement, Mr. Hudes, prior to the consummation of the Transactions, may enter into a new employment agreement or incentive compensation arrangements with RhythmOne or YuMe, although no such employment agreement or compensation arrangements were discussed until after YuMe entered into the Merger Agreement, nor has any employment agreement or compensation arrangements been finalized to date.

Item 4. The Solicitation or Recommendation.

(a) “Item 4. The Solicitation or Recommendation – (b) Reasons for the Recommendation of the YuMe board of directors – Ability to Participate in Future Growth” is hereby amended and restated in its entirety to read as follows:

Ability to Participate in Future Growth. The fact that the Stockholders will have the opportunity to participate in any future earnings or growth of the resulting combined entity following the Mergers, and will benefit from any future appreciation in the value of RhythmOne, including appreciation resulting from potential synergies (including savings of approximately U.S. $10 million to U.S. $12 million per annum (before tax) across the combined businesses from functional redundancies, duplicative vendor relationships and public company costs, as estimated by YuMe management);

(b) “Item 4. The Solicitation or Recommendation – (b) Reasons for the Recommendation of the YuMe board of directors – Discounted Cash Flow Analysis” is hereby amended and restated in its entirety to read as follows:

Deutsche Bank also performed a discounted cash flow analysis to determine a range of implied net present values per Share. Deutsche Bank applied discount rates ranging from 12.0% to 15.8% to estimates of the future unlevered free cash flows of YuMe for the calendar years 2017 through 2021, and to a range of estimated terminal values for YuMe at the end of such period based upon the YuMe forecasts to determine a range of implied enterprise values for YuMe as of September 1, 2017. For purposes of its financial analyses, Deutsche Bank calculated unlevered free cash flow as (a) Adjusted EBITDA less, (b) stock based compensation expense less, (c) cash taxes, less (d) capital expenditures, less (e) change in net working capital. Deutsche Bank derived the foregoing range of discount rates utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for YuMe, RhythmOne, Criteo S.A., Marchex, Inc., Perion Network Ltd., Tremor Video, Inc., The Rubicon Project, Inc. and The Trade Desk, Inc. The terminal values were calculated using a range of revenue perpetuity growth rates of 3.0% to 5.0%. Deutsche Bank then added cash (net of debt) of approximately $38 million and divided the result by the number of fully diluted Shares outstanding using the treasury method. This analysis resulted in a range of implied terminal values for YuMe (discounted to September 1, 2017) of approximately $48 million to $103 million, a range of implied fully diluted enterprise values for YuMe (discounted to September 1, 2017) of approximately $75 million to $131 million, and a range of implied net present values of Shares as of September 1, 2017 of approximately $3.08 to $4.60 per share.

(c) The third paragraph in “Item 4. The Solicitation or Recommendation – (b) Reasons for the Recommendation of the YuMe board of directors – Other Information” is hereby amended and restated in its entirety to read as follows:

In addition, Deutsche Bank performed a discounted cash flow analysis to determine a range of implied net present values per RhythmOne Share. Deutsche Bank applied discount rates ranging from 12.0% to 15.8% to estimates of the future unlevered free cash flows of RhythmOne for the calendar years 2017 through 2021, and to a range of estimated terminal values for RhythmOne at the end of such period based upon the RhythmOne forecasts to determine a range of implied enterprise values for RhythmOne as of September 1, 2017. For purposes of its financial analyses, Deutsche Bank calculated unlevered free cash flow as (a) Adjusted EBITDA less, (b) stock based compensation expense less, (c) cash taxes, less (d) capital expenditures, less (e) change in net working capital. Deutsche Bank derived the foregoing range of discount rates utilizing a weighted average cost of capital analysis based on certain financial metrics, including betas, for RhythmOne, YuMe, Criteo S.A., Marchex, Inc., Perion Network Ltd., Tremor Video, Inc., The Rubicon Project, Inc. and The TradeDesk, Inc. The terminal values were calculated using a range of revenue perpetuity growth rates of 3.0% to 5.0%. Deutsche Bank then added cash (net of debt) of approximately $45 million and divided the result by the number of fully diluted RhythmOne Shares outstanding using the treasury method. This analysis resulted in a range of implied terminal values for RhythmOne (discounted to September 1, 2017) of approximately $189 million to $405 million, a range of fully diluted implied enterprise values for RhythmOne (discounted to September 1, 2017) of approximately $274 million to $499 million, and a range of implied net present value per RhythmOne Share as of September 1, 2017 of approximately $0.60 to $1.00 per share.

Item 8. Additional Information.

“Item 8. Additional Information – (c) Other Material Information – (5) Certain Financial Forecasts” is amended as follows:

(a)	A new title to the disclosure shall be added at the beginning to read “Certain YuMe Financial Forecasts”

(b)	The following disclosure shall be included at the end of “Item 8. Additional Information – (c) Other Material Information – (5) Certain Financial Forecasts”:

Certain RhythmOne Prospective Financial Information

RhythmOne’s management does not as a matter of course make detailed or long-term public forecasts or projections as to its future financial performance beyond the then current quarter due to the unpredictability of the underlying assumptions and estimates and uncertainty inherent in RhythmOne’s business. However, as a bespoke exercise related to the strategic process that resulted in the proposed Offer and Mergers, including, without limitation, the due diligence process and evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Mergers, as described in this Schedule 14D-9, RhythmOne’s management prepared long-term illustrative financial projections of

RhythmOne for calendar years 2017 through 2021 that were adjusted to reflect the acquisitions of Perk, Inc. and RadiumOne, Inc. (the “RhythmOne Projections”). The RhythmOne Projections were provided to YuMe on August 28, 2017, in preparation for their analysis and evaluation of RhythmOne and its businesses, and were prepared approximately five (5) months ago. The RhythmOne Projections should not be relied upon due to their age and the unpredictability and uncertainty of their underlying assumptions and estimates. The RhythmOne Projections are provided below to give the Stockholders access to certain non-public information that was available to YuMe and the YuMe board of directors at the time of the evaluation of the Offer, the Merger Agreement and the Transactions contemplated by the Merger Agreement, including the Mergers.

The RhythmOne Projections were developed from historical financial statements and a series of assumptions and estimates of RhythmOne management related to future trends and did not give effect to any changes or expenses as a result of the Offer, the Merger Agreement or the Mergers or any other effects of such transactions. The RhythmOne Projections were prepared by, and are the responsibility of, RhythmOne’s management and were not prepared with a view to public disclosure, except to the parties identified below, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or generally accepted accounting principles or U.K. or IFRS accounting standards. The RhythmOne Projections do not reflect the impact of new accounting standards that RhythmOne has not yet adopted, such as IFRS 15, Revenue from Contracts with Customers, or IFRS 16, Leases, or the impact of the Tax Cuts and Jobs Act. No independent registered public accounting firm has audited, reviewed, examined, compiled, or applied any agreed-upon procedures with respect to the accompanying prospective financial information nor have they expressed any opinion or any other form of assurance on such information or its achievability. The reports of PricewaterhouseCoopers LLP, Deloitte LLP, Crowe Horwath LLP and KPMG LLP included in the Prospectus/Offer relate to historical financial information only and do not extend to the RhythmOne Projections or any other prospective financial information and should not be read to do so. The RhythmOne Projections were prepared by employees of RhythmOne without the assistance of YuMe or any of its affiliates. Before entering into the Merger Agreement, representatives of YuMe conducted a due diligence review of RhythmOne and, in connection with their review, YuMe received certain non-public information concerning RhythmOne, including the RhythmOne Projections. This information was also furnished to Deutsche Bank by YuMe for the purposes of preparing its financial analyses as more fully described elsewhere in this Schedule 14D-9.

The RhythmOne Projections were based on numerous variables and assumptions at that point in time when they were prepared and that are inherently uncertain and may be beyond the control of RhythmOne and exclude, among other things, transaction-related expenses, pro forma adjustments (i.e. adjustments under IFRS accounting treatment for business combinations that are based upon, among other things, preliminary estimates of fair market values of assets acquired and liabilities assumed and certain other assumptions) and currency fluctuations. Important factors that affect actual results and results of RhythmOne’s operations, or could lead to the RhythmOne Projections not being achieved include, but are not limited to: customer demand for RhythmOne’s products, successful and timely development of products, an evolving competitive landscape, rapid technological change, margin shifts in the industry, RhythmOne’s dependence on a limited number of customers in a highly competitive industry, successful management and retention of key personnel, unexpected expenses and general economic conditions, and other factors that are more fully described in the “Risk Factors” section of the Prospectus/Offer. The assumptions upon which the RhythmOne Projections were based necessarily involved judgments with respect to, among other things, future economic, competitive and regulatory conditions, financial market conditions and conditions in the industries in which RhythmOne operates, all of which are difficult or impossible to predict accurately and many of which are beyond the control of RhythmOne and its management. The RhythmOne Projections also reflected assumptions as to business decisions at the time that are subject to change.

Accordingly, there can be no assurance that the RhythmOne Projections will be realized, and actual results may vary materially from those shown. The inclusion of the RhythmOne Projections in this Schedule 14D-9 should not be regarded as an indication that any member of RhythmOne or any of their respective affiliates, advisors, officers, directors, partners, members or representatives considered or consider the RhythmOne Projections to be predictive of actual future events, and the RhythmOne Projections should not be relied upon as such. Neither RhythmOne nor any of its affiliates, advisors, officers, directors, partners, members or representatives can give you any assurance that actual results will be similar to the RhythmOne Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the RhythmOne Projections to reflect circumstances existing after the date such RhythmOne Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the RhythmOne Projections are shown to be in error. The RhythmOne Projections have not been updated since they were prepared, and do not take into account any circumstances or events occurring after August 25, 2017, the date they were prepared, including the announcement on September 5, 2017 of the parties’ entry into the Merger Agreement or subsequent integration planning activities and RhythmOne’s half year trading update released on December 4, 2017. In addition, the RhythmOne Projections do not take into account the effect of any failure of the Mergers to occur and should not be viewed as accurate or continuing in that context. Neither RhythmOne nor any of its affiliates intends to make publicly available an update or other revisions to the RhythmOne Projections. Neither RhythmOne nor any of its affiliates, advisors, officers, directors, partners, members or representatives has made or makes any representation to any YuMe stockholder or any other person regarding the ultimate performance of RhythmOne compared to the information contained in the RhythmOne Projections or that the RhythmOne Projections will be achieved. RhythmOne has made no representation to YuMe or any of its affiliates concerning the RhythmOne Projections.

The summary of the RhythmOne Projections is not being included in this Schedule 14D-9 to influence any Stockholder’s decision whether to tender Shares in the Offer, but because this information was made available by RhythmOne to YuMe and Deutsche Bank. The information from the RhythmOne Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding RhythmOne contained in this Schedule 14D-9 and in the Prospectus/Offer.

The inclusion of the RhythmOne Projections should not be deemed an admission or representation by RhythmOne, the Purchaser or any of their respective affiliates with respect to such information or that such information is or was viewed by any such person as material information regarding RhythmOne, and in fact RhythmOne views such information as non-material because such information is based on preliminary assessments of future performance and involves inherent risks and uncertainties.

The RhythmOne Projections are not intended to be, and should not be construed as, a “profit forecast”, whether for the purposes of the AIM Rules or otherwise, or any form of profit estimate or projection. It is emphasized that the RhythmOne Projections represent RhythmOne’s long- term illustrative financial projections only.

All RhythmOne Projections are forward-looking statements. These and other forward-looking statements are expressly qualified in their entirety by the risks and uncertainties identified above and the cautionary statements contained in this Schedule 14D-9 and in the Prospectus/Offer.

Readers are cautioned not to place undue reliance on the RhythmOne Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

A summary of the information that was included in the RhythmOne Projections is set forth below, including reconciliation between the Non-IFRS prospective financial information and the comparable IFRS measures for calendar years 2017 through 2021.

	2017E(1)	2018E	2019E	2020E	2021E
Revenue	$297	$311	$341	$373	$409
Net income/(loss)	$(27)	$5	$14	$28	$37
Add: Income taxes	1	3	6	11	14
Add: Depreciation and amortization	19	17	17	12	12
Add: Stock-based compensation	3	4	4	4	4
Add: Transaction / restructuring expense	8	0	—	—	—
Add: Loss on disposal of assets	4	—	—	—	—
Add: Interest and foreign exchange expense	0	—	—	—	—
Adjusted EBITDA(2)	$7	$30	$41	$54	$67
Adjusted EBITDA(2)	$7	$30	$41	$54	$67
Less: Stock-based compensation	(3)	(4)	(4)	(4)	(4)
Less: Cash paid for taxes	—	—	—	—	(7	)(3)
Less: Capital expenditures	(5)	(6)	(6)	(6)	(6)
Less: Change in net working capital	5	(10)	(5)	(1)	(1)
Unlevered Free Cash Flow(4)	$4	$10	$26	$43	$49

(1)	2017E financials were prepared by RhythmOne and gives effect to the acquisitions of Perk, Inc. and RadiumOne, Inc. as if they occurred on January 1, 2017. The actual results for RhythmOne’s fiscal year ended March 31, 2018 will only include the results of Perk, Inc. and Radium, Inc. from their acquisition dates of January 19, 2017 and June 26, 2017, respectively.

(2)	EBITDA is earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA excludes the impact of stock-based compensation expense.
(3)	Includes federal income tax savings expected from the utilization of $92 million of net operating loss carryforwards in fiscal years 2017, 2018, 2019 and 2020. RhythmOne Projections assume a 25% tax rate.
(4)	Unlevered Free Cash Flow as used in the RhythmOne Projections is a non-IFRS measure and represents Non-IFRS Adjusted EBITDA less stock-based compensation, cash paid for taxes (based on EBIT adjusted for stock-based compensation), capital expenditures and change in net working capital.

“Item 8. Additional Information – (c) Other Material Information – (8) Forward-Looking Statements” is amended as follows:

(8) Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements. Any statements contained herein which do not describe historical facts, including but not limited to, the forecasts of YuMe and RhythmOne, statements regarding the expected timing and closing of the Offer and the Transactions, the ability of YuMe to complete the Transactions, the operations of YuMe’s business during the pendency of the Transactions and the expectations for the business in the event the Transactions are completed, including synergies, are forward-looking statements which involve risks and uncertainties that could cause actual results to differ materially from those discussed in such forward-looking statements. Such risks and uncertainties include, among others: the risk that Stockholders will not tender Shares in the Offer; the possibility that competing offers may be made; the possibility that various closing conditions may not be satisfied or waived; or that a material adverse effect occurs with respect to YuMe; the outcome of legal proceedings instituted against YuMe and/or others related to the proposed transaction; effects of disruption from the proposed transaction making it more difficult to maintain relationships with employees, customers and other business partners ongoing operational risks to the conduct of YuMe’s business, failure to achieve the forecasts or realize the synergies; and those additional factors discussed in YuMe’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the SEC, as well as the additional factors discussed in the “Risk Factors” section of the Prospectus/Offer. YuMe cautions investors not to place considerable reliance on the forward-looking statements contained in this communication. These forward-looking statements speak only as of the date of this communication, and YuMe undertakes no obligation to update or revise any of these statements, whether as a result of new information, future events or otherwise.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

YUME, INC.

By:	/s/ Paul Porrini
Name: Paul Porrini, Chief Executive Officer

Dated: January 26, 2018